Exhibit 99.1

ihs holding limited

(The “Company”)

(incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: IHS)

NOTICE OF Annual GENERAL MEETING

to be held on June 7, 2023

(or any adjournment thereof)

NOTICE is hereby given that the Annual General Meeting (the “AGM”) of the Company will be held at 8.30 a.m. E.T. (1.30 p.m. U.K. time) on June 7, 2023 at 190 Elgin Avenue, George Town, Grand Cayman KY1-9001, Cayman Islands, and live via webcast at www.virtualshareholdermeeting.com/IHS2023.

There is no special business to be considered, and no proposal will be submitted to shareholders for approval at the AGM. Instead, the AGM will serve as an open forum for shareholders to discuss Company affairs with management.

The Board of Directors of the Company has fixed the close of business E.T. on April 17, 2023 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment thereof.

Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the AGM and any adjournment thereof in person or live via webcast at www.virtualshareholdermeeting.com/IHS2023.

Shareholders may obtain a copy of the Company’s Annual Report for the fiscal year ended December 31, 2022 free of charge, on the investor relations section of the Company’s website at www.ihstowers.com or on the SEC’s website at www.sec.gov.

By order of the Board of Directors, IHS Holding Limited

/s/ Sam Darwish
Sam Darwish, Chairman and Chief Executive Officer

London, United Kingdom April 28, 2023

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